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Exhibit 99.1

FOR IMMEDIATE RELEASE

Contact:	Thomas Stienessen Chief Executive Officer (507) 387-2265

NORTHERN STAR FINANCIAL, INC. REPORTS
THIRD QUARTER RESULTS

        MANKATO, Minnesota (May 13, 2002)—Northern Star Financial, Inc. (NASDAQ/OTC BB: "NSBK") today announced results for the Company and its wholly owned subsidiary, Northern Star Bank, for the third quarter of the fiscal year ending June 30, 2002.

        Northern Star Financial, Inc. reported a consolidated net loss of $111,721 for the quarter and $569,226 for the nine-month period ending March 31, 2002. This was a basic loss of $1.19 per share during the first nine months of the fiscal year. The loss compares to a net loss of $.23 per diluted share for the third quarter and a net loss of $.25 for the first nine months of the prior fiscal year. The reserve for future loan losses was $571,000 at quarter end, which was slightly more than 1.8% of total loans. Non-performing loans at quarter end were 1.75% of assets as of March 31, 2002 compared to .2% as of June 30, 2001 and 1.39% as of December 31, 2001. The Company recorded a $18 thousand provision for loan losses during the third quarter of 2002 compared to a provision of $39 thousand made during the second quarter of fiscal 2002 and of $12 thousand made during the same quarter of the prior fiscal year.

        Third quarter net loss increased from the net loss realized during the third quarter of fiscal 2001. The increase in the net loss is attributable to an increase in expenses associated with the Company's issuance of $1 million of debentures during the first quarter of fiscal year 2002 and the impact of falling interest rates on the Bank's interest rate margin. Operating results were also adversely impacted by the increase in the provision made to it's reserves for anticipated loan losses. The related increases in operating expenses due to the opening of a St. Cloud branch office were only partially offset by higher net interest income.

        The Company's interest rate spread increased to 2.17% for the third quarter of 2002 from 2.08% for the third quarter of 2001 because the cost of interest bearing liabilities decreased more than yields earned on interest earning assets. Nearly 30% of the Bank's loan portfolio is adjustable based on changes in the Wall Street Journal published Prime Rate of Interest.

        At March 31, 2002, Northern Star Bank met the capital requirements necessary to be deemed "well capitalized" for regulatory capital purposes. The following table summarizes certain historical financial data of Northern Star Financial and its subsidiary on a consolidated basis as of and for the three and nine months ended March 31, 2002 and 2001.

	For The Three Months Ended March 31,		As of and For The Nine Months Ended March 31,
	2002	2001	2002	2001
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Statement of Income:
Interest income	$682,265	$661,956	$2,074,220	$1,832,006
Interest expense	420,420	453,058	1,406,102	1,191,806

Net interest income	261,845	208,898	668,118	640,200
Provision for loan losses	18,000	12,114	351,300	52,514
Other non-interest income	73,512	79,232	341,248	138,712
Non-interest expense	429,078	284,422	1,227,292	833,491

Income (loss) before income tax expense	(111,721)	(8,406)	(569,226)	(107,093)
Income tax expense (benefit)	—	—	—	—

Net income (loss)	$(111,721)	$(8,406)	$(569,226)	$(107,093)

Balance Sheet:
Assets			$43,834,870	$36,367,700
Allowance for loan losses			571,191	230,337
Deposits			34,825,473	30,653,404
Stockholders' equity			2,337,219	2,755,579
Per Share Data:
Net income (loss)—basic	$(0.23)	$(0.02)	$(1.19)	$(0.25)
Net income (loss)—diluted	$(0.23)	$(0.02)	$(1.19)	$(0.25)
Book value			$4.87	$6.44
Other Data
Average shares outstanding—basic	479,506	427,600	479,506	427,600
Average shares outstanding—diluted	479,506	427,600	479,506	427,600

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NORTHERN STAR FINANCIAL, INC. REPORTS THIRD QUARTER RESULTS